NOVUS ROBOTICS INC.
7669 Kimbal Street
Mississauga, Ontario
Canada L5S 1A7
telephone (905) 672-7669

June 25, 2013

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:	Russell Mancuso, Branch Chief David Burton Jay Webb Joseph McCann

Re:	Novus Robotics Inc. Amendment No. 7 to Form 8-K Filed March 20, 2013 Form 10-Q for Fiscal Quarter Ended September 30, 2012 Filed November 16, 2012 File No. 000-53006

To Whom It May Concern:

On behalf of Novus Robotics, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated April 5, 2013 (the “SEC Letter”) regarding the Current Report on Form 8-K (the "Current Report") and the Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2012 (the “Quarterly Report”).

Share Exchange Agreement, page 2

1.           Please be advised that based on board of director and majority approval by the shareholders of D&R Technology, Inc., a private corporation organized under the laws of the Province of Ontario ("D&R Technology"), management believes that the Company owns 100% of D&R Technology's outstanding shares in accordance with the terms and provisions of the Share Exchange Agreement. In accordance with Section 113 of the Ontario Business Corporations Act, Chapter B, the board of directors of D&R Technology approved the Share Exchange Agreement. In further accordance with Section 113, the shareholders held a meeting at which a quorum was present and two-thirds of the votes entitled to vote thereon approved the Share Exchange Agreement.

Securities and Exchange Commission
Page Two
June 25, 2013

Therefore, management is of the position that the Corporation owns 100% of D&R Technology's outstanding shares.

• Please be advised that the Corporation has entered into an escrow agreement with its transfer agent, Manhattan Stock Transfer, for the shares to be held in escrow pending location of the missing shareholders. The beneficial ownership table has been revised accordingly.

• Please be advised that the risk factor has been revised to include further disclosure regarding potential remedies available to government authorities.

• Please be advised that management believes that Regulation S and Rule 504 and/or 506 of Regulation D will provide the necessary transactional exemption from registration for the issuance of shares by the Corporation to the shareholders of D&R Technology in accordance with the terms and provisions of the Share Exchange Agreement. The Current Report has been revised accordingly.

Please be advised that the transfer agent and the Corporation are working together to attempt to locate the missing shareholders. As of the date of this correspondence, no shareholders have been located. Management also intends to contact broker dealers known to it who carry customer accounts to conduct a search for assumed lost shareholders through an information database.

2.           Please be advised that based upon discussions with legal counsel and the Corporation's auditors, we have taken the position that a contingent liability footnote is not necessary under FASB ASC 450-20-50-3. According to the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) glossary, a contingency is "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss (loss contingency) to an entity that will ultimately be resolved when one or more future events occur or fail to occur."

We have ascertained that any amount of potential liability would be maximum $59,000 based upon the issuance of 59,000,000 shares of common stock at par value $0.001 pursuant to the subsequent Share Exchange Agreement. We are of the position that this potential loss contingency is not material and, therefore, do not need to provide quantitative disclosure. Moreover, we further believe that the potential liability is not material to the financial statements in light of the Company's overall financial position. Lastly, there have been no shareholders who have addressed any concerns with management regarding the spin-off and subsequent Share Exchange Agreement and there have been no indications of any potential lawsuit involving either transaction. Therefore, it is highly remote that the Company would be civilly liable regarding any shareholder lawsuit for failure to registered the spin-off.

Securities and Exchange Commission
Page Three
June 25, 2013

3.           Please be advised that after discussion with the Company's auditors and counsel, we have determined that a restatement of the financials is not required or necessary as the effect of the error was not deemed material. Moreover, the financial statements for fiscal year ended December 31, 2012 address the correct effect of assignments of the notes.

Marketing, page 6

4.           In accordance with the staff's request, please be advised that the Current Report has been revised to reflect the corresponding exhibit numbers regarding invoices and to reconcile the disclosure regarding percentage of sales attributed to JCI.

Executive Officers, page 22

5.           In accordance with the staff's comments, please be advised that the date has been revised to reflect 2004.  .

Certain Relationships and Related Transactions, page 26

6.           In accordance with the staff's comments, please be advised that the disclosure has been expanded to include related transactions involving the officers and directors of D Mecatronics and D&R Technology during fiscal year 2010, the repayments made to officers during 2011 as disclosed on page 18 and the payments made to Mr. Pjevac as D&R Technologies' engineering manager.

Exhibits

7.           Please be advised that the exhibit table accurately reflects the version of the filing from which each exhibit is incorporated.

Exhibit 99

D&R Technologies Inc. Financial Statements Notes to Consolidated Financial Statements, page F-6

Revenue Recognition, page F-8

8.           Please be advised that the financial statements have been amended accordingly and are included as new exhibit.

Securities and Exchange Commission
Page Four
June 25, 2013

Note 6. Income Taxes, page F-9

9           Please be advised that the financial statements have been amended accordingly and are included as new exhibit.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

10.           Please be advised that management is of the position that the primary area of the Quarterly Report on Form 10-Q for quarter ended September 30, 2012 requiring disclosure in the significant accounting policies. The Quarterly Report will be amended to include the significant accounting policies.

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Novus Robotics Inc.

By:	/s/ Dino Paolucci
President//Chief Executive Officer